

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010







05059198

June 28, 2005

Act: 1934
Section:
Rule: 14A-8
Public Availability: 6/28/2005

Mark R. Ziebell
Snell & Wilmer L.L.P.
1920 Main Street, Suite 1200
Irvine, CA 92614-7230

Re: Peregrine Pharmaceuticals, Inc.
Incoming letter dated June 3, 2005

Dear Mr. Ziebell:

This is in response to your letter dated June 3, 2005 concerning the shareholder proposal submitted to Peregrine by Joseph Petrellese Jr. and Christine Petrellese. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Joseph Petrellese Jr.
Christine Petrellese
10 Arcadia Road
Woodcliff Lake, NJ 07677

PROCESSED
AUG 19 2005
THOMSON
FINANCIAL

704522

Snell & Wilmer
L.L.P.
LAW OFFICES

1920 Main Street, Suite 1200
Irvine, California 92614-7230
(949) 253-2700
Fax: (949) 955-2507
www.swlaw.com

Mark R. Ziebell (949) 253-4902
mziebell@swlaw.com

IRVINE, CALIFORNIA
PHOENIX, ARIZONA
TUCSON, ARIZONA
SALT LAKE CITY, UTAH
DENVER, COLORADO
LAS VEGAS, NEVADA

June 3, 2005

Via Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8(j) -- Exclusion of Stockholder Proposals

Dear Ladies and Gentlemen:

We are counsel to Peregrine Pharmaceuticals, Inc., a Delaware corporation (***"Peregrine"*** or the ***"Company"***). On May 1, 2005, Peregrine received a stockholder proposal and supporting statement (together, the ***"Proposal"***) from Mr. Joseph Petrellese, Jr. (the ***"Proponent" or "Mr. Petrellese"***), for inclusion in the proxy statement (the ***"2005 Proxy Statement"***) to be distributed to the Company's stockholders in connection with its 2005 Annual Meeting of Stockholders.

We hereby request that the staff of the Division of Corporation Finance (the ***"Staff"***) confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the ***"Commission"***) if, in reliance on certain provisions of Commission Rule (***"Rule"***) 14a-8 under the Securities Exchange Act of 1934, as amended (the ***"Exchange Act"***), Peregrine excludes the Proposal from its proxy materials.

Peregrine's 2005 Annual Meeting of Stockholders is scheduled for October 25, 2005. Peregrine currently intends to file its definitive 2005 Proxy Statement with the Commission on or about August 29, 2005. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(j) of the Exchange Act. Six (6) copies of this letter and its attachments are enclosed pursuant to Rule 14a-8(j) of the Exchange Act. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed to Mr. Petrellese informing him of Peregrine's intention to omit the Proposal from its 2005 Proxy Statement.

The Proposal

Mr. Petrellese, a stockholder of the Company, has submitted for inclusion in the 2005 Proxy Statement a proposal which, in substance, would require the Company to regularly communicate with its stockholders by holding quarterly conference calls within three business days following each filing by the Company of its Form 10-K and Form 10-Q with the Commission. Mr. Petrellese's letter to Paul J. Lytle, dated May 1, 2005, is attached hereto as **Attachment A**. Included in the correspondence set forth in Attachment A are the attachments to Mr. Petrellese's letter, including the Proposal and a letter dated April 15, 2005 from TD Waterhouse to Mr. Petrellese and his wife, verifying that they own (and have owned for the requisite ownership period) at least $2,000 worth of the Company's Common Stock at that firm.

The full text of the Proposal, minus the supporting statement, is as follows:

"This proposal is designed to require the company to communicate to the stockholders and other interested parties through public conference calls.

The Proposal Details

1. The company is required to hold a public conference call for its stockholders and other interested parties within 3 business days after the day the company files its 10K and 10Q earnings statements with the Security and Exchange Commission.

2. The company is required to hold at least four public conference calls per calendar year.

3. The company's CEO will host the conference call. If for some unforeseen circumstance the CEO is unavailable, the company's CFO or a director of the company may host the conference call.

4. The conference call will last at least 75 minutes. The conference call can end before 75 minutes only if all stockholder and other interested parties questions have been answered.

5. The conference call will begin with a statement from the company's host detailing the company's accomplishments over the previous quarter, status of all on-going drug trials, status of on-going drug research, status of Avid's manufacturing operations, status of previously signed licensing agreements and the company's goals for the current quarter. This statement should last no longer than 15 minutes.

6. Stockholders and other interested parties will be given the opportunity to talk to the company's representative and ask questions. This segment of the conference call should last at least 60 minutes. Each stockholder or other interested party should be allowed to ask no more than 3 questions. Stockholders or other interested parties after asking

3 questions may go to the end of the queue of callers and ask more questions if time permits."

The Company certainly does not object in principle to the idea of regular communication with its stockholders and the importance of continually assessing means to make communication more widespread and accessible. In fact, the Company believes it already does regularly communicate with its stockholders within the requirements of state law and state and federal securities laws. While it is true the Company has, in the past, held occasional conference calls with its stockholders, the Company does not believe that the stockholders should mandate imposition of a policy that details when and how such communications should be made.

For the reasons stated below, we believe that the Proposal may be properly omitted from the Company's 2005 Proxy Materials pursuant to (i) Rule 14a-8(i)(7) under the Exchange Act, because it concerns matters relating to the conduct of Peregrine's ordinary business operations, and (ii) Rule 14a-8(i)(10) under the Exchange Act, because it concerns a matter as to which the Company has already substantially complied.

Reasons for Omission

I. Rule 14a-8(i)(7) - Conduct of Ordinary Business Operations

Rule 14a-8(i)(7) provides that a registrant may omit a stockholder's proposal and supporting statement if the proposal deals with a matter relating to the conduct of the ordinary business operations of the company.

The Staff has repeatedly taken the position that a registrant's disclosure practices relating to ordinary business operations fall within the ordinary business of the registrant and that stockholder proposals addressing general corporate disclosure practices are excludable. *See Burlington Northern Santa Fe Corporation* (February 9, 1998) (omission of a proposal seeking a report on the company's guidelines regarding soft dollar contributions); *General Motors Corporation* (February 28, 1997) (omission of a proposal recommending disclosure of taxes paid and collected by the registrant in the annual report); *WPS Resources Corp.* (January 23, 1997) (omission of a proposal requesting additional disclosure of the costs of registrant's quality program); *E.I. DuPont de Nemours and Company* (January 31, 1996) (omission of a proposal requiring registrant to disclose in the annual report certain cost information relating to product and environmental liability, employee medical benefits, and compliance with environmental regulations).

The Staff has reaffirmed that where "the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *See Johnson Controls, Inc.*, (Oct. 26, 1999).

The Commission has expressed two primary considerations underlying the ordinary business exclusion. *Exchange Act Release 34-40018* (May 21, 1998) (the "*SEC Release*"). These key considerations are (i) that certain tasks "are so fundamental to management's ability to run a company on a day-to-day basis that they could not be subject to stockholder oversight;" and (ii) that proposals might seek to micro-manage the company by probing into complex matters upon which stockholders would not be in a position to make an informed judgment. *Id.* These same concerns are again at issue with respect to the Proposal.

The Company believes that the Proposal involves a matter of ordinary business and may be excluded under Rule 14a-8(i)(7) because it requires the Company to conduct regular conference calls following its periodic filings with the Commission. Mandating the Company act in this manner is both attempting to micro-manage the Company's affairs and is impinging on management's ability to run the day-to-day operations of the Company without stockholder oversight.

The Staff also has consistently taken the position that stockholder proposals relating primarily to the nature of communications between a company and its stockholders may be excluded as relating to ordinary business. *Irvine Sensors Corporation* (January 2, 2001) ("*ICS*") In ICS, the Staff permitted exclusion of a proposal requesting ICS establish a policy of regular communications and updates with stockholders, **including conference calls** or quarterly letters to stockholders posted on its website and webcasting of annual meetings. *Id.* (emphasis added). The Staff has consistently permitted companies to exclude these types of proposals. *See Santa Fe Southern Pacific Corporation* (avail. Jan. 14, 1988) (permitting exclusion of a proposal requesting the company to present information in company reports in a manner designed to promote "clear understanding of all such reports" because it related to the "technical preparation of company reports."); *Arizona Public Service Company* (avail. Feb. 22, 1985) (permitting exclusion of a proposal requesting voluntary disclosure regarding the company's operating expenses for advertising, research and development and outside professional and consulting services); *Advanced Fibre Communications, Inc.* (avail. March 10, 2003) (permitting exclusion of a proposal requesting an office of the board of directors to direct communications between management and shareholders); *Jameson Inns, Inc.* (May 15, 2001) (permitting exclusion of a shareholder proposal that urged the board to set up a forum to allow shareholders to ask questions of independent board members concerning conflicts of interest).

Stockholder communications are clearly a duty and responsibility of management. The Company is subject to state and federal law addressing specific requirements with respect to disclosures to and communications with stockholders. The manner and nature of communications with stockholders, beyond such legal requirements, is a matter for the judgment and discretion of management. It is part of management's role in running the day-to-day operations of a company to make the highly complex legal and financial analyses needed to determine whether disclosure would be appropriate, and if so, in what manner or forum such disclosure should be made. So long as the Company makes available, on an on-going basis, financial and other information required to be publicly disseminated, which it currently does, stockholders are not in a position to tell management that additional disclosure should be made as a matter of policy.

For these reasons, the Company believes that the Proposal is excludable from its 2005 Proxy Statement under Rule 14a-8(i)(7) as pertaining to the ordinary business operations of the Company.

2. Rule 14a-8(i)(10) - Subject Matter is Substantially Implemented

Rule 14a-8(i)(10) permits a registrant to omit a stockholder's proposal and any supporting statement from its proxy materials "if the company has already substantially implemented the proposal." *SEC Release No. 34-20091* (August 16, 1983), *SEC Release No. 34-39093* (September 18, 1997), and *SEC Release No. 34-40018* (May 21, 1998). Further, it has been the position of the Staff that a proposal need not be implemented precisely or in full as presented in the proposal to be excludable under Rule 14a-8(i)(10). *See The Gap, Inc.* (March 16, 2001); *First Federal Bankshares, Inc.* (September 18, 2000). The Staff has stated that a company "may omit the proposal under Rule 14a-8(i)(10) if it has substantially implemented the 'essential objectives' of the proposal." *Kohl's Corporation* (March 13, 2001) citing *General Motors Corporation* (March 4, 1996)).

The thrust and "essential objective" of the Proposal is to provide communication between Company management and Company stockholders. Company management already communicates information regarding the Company to stockholders in various ways, including through its Website, SEC filings, press releases and other general forms of communication, including the Company's internal and external investor relations personnel who respond to shareholder calls and emails. Further, the stockholders are allowed an opportunity to communicate directly with the directors of the Company at the annual stockholders' meeting.

Peregrine clearly meets the "substantially implemented" standard. Company management's current practices of communication with stockholders accomplishes the Proposal's goal of communicating with stockholders. Because the stockholders of the Company currently are able to easily obtain and access all material public information on an ongoing basis, we believe that the Proposal has been "substantially implemented," and is therefore excludable under Rule 14a-8(i)(10).

Conclusion

For the reasons set forth above, we believe that the Proposal may be omitted from the 2005 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed FedEx envelope.

We respectfully request your advice in this matter. If you have any questions regarding the Proposal or this request, please do not hesitate to contact me. Thank you in advance for your assistance.

Very truly yours,

Snell & Wilmer



Mark R. Ziebell

MRZ:jlm
Enclosures
cc: Mr. Joseph Petrellese Jr.
10 Arcadia Road
Woodcliff Lake, NJ 07677

May 1, 2005

To: Mr. Paul J. Lytle
Chief Financial Officer and Corporate Secretary
Peregrine Pharmaceuticals, Inc.
14272 Franklin Avenue
Suite 100
Tustin, CA 92780

Sir,

Enclosed a shareholder proposal. This proposal is being submitted for stock held in a ***TD Waterhouse*** account in the name of **Joseph and Christine Petrellese**. These holdings include ***105,000*** shares of Peregrine Pharmaceuticals, held continuously since prior to ***January of 2004***. At least $2000.00 of company stock will be held in this account until the annual stockholders meeting in accordance with appropriate stockholder proposal requirements.

Sincerely,



Joseph Petrellese Jr.
10 Arcadia Road, Woodcliff Lake NJ 07677
201-476-0599

Stockholder Proposal

Require the Company to Hold Public Conference Calls with Stockholders and Other Interested Parties in Conjunction with Their Filing of Earnings Statements

Introduction

This proposal is designed to require the company to communicate to the stockholders and other interested parties through public conference calls.

The Proposal Details

1. The company is required to hold a public conference call for its stockholders and other interested parties within 3 business days after the day the company files its 10K and 10Q earnings statements with the Security and Exchange Commission.

2. The company is required to hold at least four public conference calls per calendar year.

3. The company's CEO will host the conference call. If for some unforeseen circumstance the CEO is unavailable, the company's CFO or a director of the company may host the conference call.

4. The conference call will last at least 75 minutes. The conference call can end before 75 minutes only if all stockholder and other interested parties questions have been answered.

5. The conference call will begin with a statement from the company's host detailing the company's accomplishments over the previous quarter, status of all on-going drug trials, status of on-going drug research, status of Avid's manufacturing operations, status of previously signed licensing agreements and the company's goals for the current quarter. This statement should last no longer than 15 minutes.

6. Stockholders and other interested parties will be given the opportunity to talk to the company's representative and ask questions. This segment of the conference call should last at least 60 minutes. Each stockholder or other interested party should be allowed to ask no more than 3 questions.

Stockholders or other interested parties after asking 3 questions may go to the end of the queue of callers and ask more questions if time permits.

Why Stockholder is Asking for Your Approval

Previously the company has held public conference calls to keep stockholders and other interested parties informed of the company's business plans and progress. These conference calls have not been regularly held of late. Conference calls are an effective means by which individual stockholders and other interested parties can have access to company officials and gather information about their investment. Conference calls should be held at regular intervals.

 **Waterhouse**

TD Waterhouse Investor Services, Inc.
One Harborside Financial Center
Plaza Four A
Jersey City, NJ 07311
T: 800 934 4448
tdwaterhouse.com

April 15, 2005

Joseph George Petrellese &
Christine Petrellese Jt Ten
10 Arcadia Rd
Woodcliff Lake, NJ 07675

Re: Account #369-20382 File #118229816

Dear Mr. & Mrs. George Petrelle,

Please be advised that as of the close of business on April 15th, 2005, the aforementioned account held 242,750 shares of Peregrine Pharmaceuticals Inc (PPHM). Please see below chart for a breakdown of the number of shares held in the account at the end of each month since January 2004.

Month/Year	Quantity of shares held at month end	Month/Year	Quantity of shares held at month end
January 2004	105,000	September 2004	209,550
February 2004	150,000	October 2004	220,000
March 2004	175,000	November 2004	220,000
April 2004	225,000	December 2004	240,000
May 2004	229,740	January 2005	240,000
June 2004	248,050	February 2005	240,000
July 2004	209,550	March 2005	240,000
August 2004	209,550		

Please call us at (800) 934-4448 if you have any questions regarding this matter.

Sincerely,

Giovanna Flemming
TD Waterhouse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 28, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Peregrine Pharmaceuticals, Inc.
Incoming letter dated June 3, 2005

The proposal would require Peregrine to communicate to stockholders and other interested parties through public conference calls in the manner specified in the proposal.

There appears to be some basis for your view that Peregrine may exclude the proposal under rule 14a-8(i)(7), as relating to Peregrine's ordinary business operations (i.e., procedures for establishing regular communications and updates with shareholders). Accordingly, we will not recommend enforcement action to the Commission if Peregrine omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Peregrine relies.

Sincerely,



Robyn Manos
Special Counsel